Exhibit 31.2
OFFICERS’ CERTIFICATE
     The undersigned, Marc Kilbride, Vice President and Treasurer, and Linda Geiger, Assistant Treasurer, of CenterPoint Energy Houston Electric, LLC (“CenterPoint Houston”), hereby certify pursuant to Section 3.06 of the Transition Property Servicing Agreement, dated as of December 16, 2005, between CenterPoint Energy Transition Bond Company II, LLC, as Issuer, and CenterPoint Houston, as Servicer (the “Agreement”) that
(i)	a review of the activities of the Servicer during the period January 1, 2010 through December 31, 2010 and of its performance under the Agreement has been made under our supervision, and

(ii)	to the best of our knowledge, based on such review, the Servicer has fulfilled all its obligations under the Agreement throughout such period.

March 25, 2011	/s/ Marc Kilbride

Date	Marc Kilbride
Vice President and Treasurer

March 25, 2011	/s/ Linda Geiger

Date	Linda Geiger
Assistant Treasurer